RMR ASIA PACIFIC REAL ESTATE FUND

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

October 25, 2011

VIA EDGAR AND ELECTRONIC MAIL

H.R. Hallock, Jr.

Jeff Long

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:          RMR Asia Pacific Real Estate Fund
(File Nos. 333-175902 & 811-22260)

Dear Messrs. Hallock and Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RMR Asia Pacific Real Estate Fund (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, October 25, 2011, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)                                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)                                 the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)                                  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that you notify Kenneth Burdon (617-573-4836) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

RMR ASIA PACIFIC REAL ESTATE FUND

By:	/s/ Karen Jacoppo-Wood
	Name:	Karen Jacoppo-Wood
	Title:	Vice-President